VIA EDGAR

September 17, 2009

Bryan Pitko

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Anesiva, Inc.

Preliminary Proxy Statement on Form PREM14A

Filed August 11, 2009

File No. 000-50573

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 25, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009

Filed August 7, 2009

Form 8-K

Filed August 17, 2009

Form DEFA14A

Filed August 25, 2009

Ladies and Gentlemen:

On behalf of Anesiva, Inc. (“Anesiva” or the “Company”), we are transmitting for filing (i) Amendment No. 1 (the “Schedule 14A Amendment”) to the Company’s Preliminary Proxy Statement on Schedule 14A filed on August 11, 2009 (the “Initial Schedule 14A”) and (ii) a Form DEFA 14A, in each case in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 8, 2009, with respect to the filings listed above (the “Comments”). For your convenience, we are sending a copy of this letter and the Schedule 14A Amendment in the traditional non-EDGAR format, including a version that is marked to show changes. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form 8-K, filed August 17, 2009

1.

We noted that on August 14, 2009, the board of directors of Anesiva, Inc, approved a restructuring plan to which four employees were terminated. The affected employees will be eligible to receive severance payments ten days after the effective date of the merger with Arcion Therapeutics, Inc. The Company anticipates recording a restructuring charge of approximately $100,000 primarily associated with one-time, personnel-related termination costs, which will be recognized in the third quarter of fiscal 2009. Please provide this information in a note to the pro forma financial statements and incorporate in your pro forma balance sheet, or explain to us why inclusion in the pro forma balance sheet is not appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 133, 135 and 138 of the Schedule 14A Amendment.

Form DEFA14A, filed August 25, 2009

2.	We note the investor presentation that you have included as an exhibit to your current report includes a statement that “Interwest & CMEA have signed letters of intent for $10MM.” Please indicate where this disclosure is included in your preliminary proxy statement. In addition, please provide a description of the terms of the letter of intent and file the letters as exhibits to your filing.

In response to the Staff’s comment, the Company has provided a description of the terms of the non-binding letter of intent on pages Q-6, 27, 75 and 76 of the Schedule 14A Amendment and filed the non-binding letter of intent as Annex O to the Schedule 14A Amendment.

3.	Your presentation makes references to “virtual operations” and “virtual company.” Please explain the meaning of these terms.

In response to the Staff’s comment, the Company has revised the investor presentation to provide clarifications on the meaning of “virtual operations” and “virtual company” and is transmitting for filing such revised presentation on Form DEFA 14A. Drug development requires access to an array of specialized, expensive skill sets, applied with variable intensity over the product development cycle, often requiring further specialization based on the individual product itself. “Virtual operations” or “virtual company” can be used synonymously to describe a business model that leverages on consultants and contract service providers under the direction of a small core management team to allow product development to be staffed optimally and flexibly with the minimum amount of fixed cost, overhead and full time employees.

4.	Additionally, your presentation includes a discussion of the product candidate ARC-4975 which does not appear to be discussed in your proxy statement. Please revise the proxy statement include a discussion of ARC-4975 and the current status of its development.

In response to the Staff’s comment, the Company has revised the investor presentation to add an explanatory note that ARC-4975 is a reference to Adlea, which is discussed throughout the Schedule 14A Amendment. The Company is transmitting for filing such revised presentation on Form DEFA 14A.

5.	We note the reference “multiple partnership opportunities” on the last page of your presentation. Please revise your proxy statement to describe these opportunities.

In response to the Staff’s comment, the Company has included additional disclosure regarding the partnership opportunities on page 53 of the Schedule 14A Amendment. In addition, the Company has revised the investor presentation to clarify that the multiple partnership opportunities stem from the fact that the combined company will have multiple products that have not been partnered which could provide multiple partnership opportunities in the future. Arcion has three product candidates for multiple therapeutic indications and retains global rights for its entire portfolio which may provide multiple opportunities to seek research and development collaborations.

Form PREM14A

General

6.	Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of the company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the company.

We respectfully advise the Staff that the Company confirms its understanding of the above filing requirements.

7.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

The Company respectfully acknowledges the Staff’s comment. The Company has made the appropriate changes in accordance with the Staff’s comments.

8.	In several places, throughout your document you reference the condition that Anesiva complete the sale of at least $20.0 million shares of common stock. Please provide a more prominent discussion of this transaction. The discussion should include whether Anesiva has an investor/investors willing to purchase these shares, the price per share, when the transaction is expected to close, and any other material terms.

In response to the Staff’s comment, the Company has revised the disclosures on pages Q- 6, 10, 27, 75, and 76 of the Schedule 14A Amendment.

Questions and Answers about the Merger, page Q-1

9.	We note that you disclose that a hearing with NASDAQ in relation to the possible delisting of your common stock from the NASDAQ Global Market was scheduled for August 27, 2009. Please update your disclosure throughout the proxy statement to indicate the result of the hearing and any impact on your securities’ listing status.

In response to the Staff’s comment, the Company has revised the disclosures on pages Q-3, 11, 13, 31 and 72 to reflect that the hearing did occur on August 27, 2009; however, at this time, the Company has not yet received the decision of the listing qualifications panel.

Summary

Interest of Anesiva’s Executive Officer’s and Directors in the Merger, page 8

10.	Please disclose the percentage of the combined company that all officers and directors of Anesiva, together with their affiliates, will beneficially own after the merger. Where you have disclosed the percentage of the combined company that any of Anesiva’s affiliates will hold following the merger, please clarify if this percentage includes the effects of the reinvestment transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages Q- 3, 8, 26, 29, 30 and 69 of the Schedule 14A Amendment.

11.	Please quantify Michael Kranda’s and John Tran’s severance benefits based on their current salaries.

In response to the Staff’s comment, the Company has revised the disclosure on pages Q- 3, 9, 30 and 70 of the Schedule 14A Amendment.

12.	Please disclose the average weighted exercise price of the options held by Dr. Powell and Mr. Janney.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 30, and 70 of the Schedule 14A Amendment.

Condition of the Merger, page 9

13.	Please identify the “certain conditions” that each party is obligated to satisfy for the merger to be consummated.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Schedule 14A Amendment.

Anticipated Accounting Treatment (Page 55), page 10

14.	You disclose that the merger will be treated by Anesiva as a reverse merger under the purchase method of accounting in accordance with U.S. generally accepted accounting principles. For accounting purposes, Arcion is considered to be acquiring Anesiva in this transaction. Therefore, the aggregate consideration paid in connection with the merger, together with the direct costs of acquisition, will be allocated to Anesiva’s tangible and intangible assets and liabilities based on their fair market values. Please revise your disclosure here and throughout your filing to address the following:

•	Indicate that you anticipate treating the merger under the acquisition method, not the purchase method, as indicated in paragraphs 6 and B14 of SFAS 141R;

•	Indicate that you will charge the direct faction costs to expenses in the periods in which the costs are incurred and the services are received as required by paragraph 59 of SFAS 141R; and

•	Remove reference to the allocation of the purchase price. Under paragraphs 12-33 of SFAS 141R, assets acquired and liabilities assumed are generally recorded at their fair values.

In response to the Staff’s comment, the Company has revised the disclosures on pages 11, 20, 71, 131, 136 and 137 of the Schedule 14A Amendment.

Market Price and Dividend Data, Page 12

15.	We note your statement that following the merger, Anesiva common stock will continue be listed on the NASDAQ Global Market. Please revise this statement to indicate that the Company “intends to” continue to be listed on NASDAQ and describe the uncertainty relating the NASDAQ listing requirements.

In response to the Staff’s comment, the Company has revised the statement on page 13 of the Schedule 14A Amendment to indicate that the Company “intends to” continue to be listed on The NASDAQ Global Market and has included additional disclosure describing the uncertainty of the Company’s ability to comply with NASDAQ listing requirements.

Risk Factors, page 26

16.	Please include a discussion of any material risks relating to Arcion’s business and the potential consequences to the combined company.

In response to the Staff’s comment, the Company has included risk factors relating to Arcion’s business and the potential consequences to the combined company beginning on page 32 of the Schedule 14A Amendment.

“If we fail to retain key employee, the benefits of the merger could be diminished.” page 26

17.	Please identify the key management and scientific personnel to which you are referring.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Schedule 14A Amendment.

“Completion of the merger and the reinvestment may result in dilution of future earnings per share to the stockholders of Anesiva.” page 27

18.	We note that your reasons for the merger include “the combined company will be more securely capitalized” and your statement in this risk factor that “the merger may result in greater net losses or a weaker financial condition.” Please revise this risk factor to explain that the auditors for both Arcion and Anesiva have issued audit reports that express doubt about the ability of the companies to continue as going concerns. Your discussion should clarify that your statement that the combined company will be more securely capitalized due to the reinvestment and the additional sale of capital stock. Please also make this distinction clear in the discussion of the reasons for the merger.

In response to the Staff’s comment, the Company has revised the risk factor on page 29 of the Schedule 14A Amendment. In addition, the Company has revised the disclosure on pages 2 and 53 of the Schedule 14A Amendment under “Reasons for the Merger.”

“Anesiva executive officers and directors may have interests that are different…” page 28

19.	Please revise your disclosure to briefly describe how the officers’ and directors’ interests differ from the interests of the non-affiliated shareholders. Your discussion should specifically disclose each officer’s and director’s beneficial interest in the combined company following the merger and reinvestment and potential severance benefits. Cross references to the information appearing in other portions of your document are not sufficient.

In response to the Staff’s comment, the Company has revised the disclosure on pages Q-3, 8, 9, 29, 30 and 69 of the Schedule 14A Amendment.

“The stock price of Anesiva common stock after the merger may be affected by factors…” page 28

20.	Please identify the different factors that could impact the combined company’s stock that may not be affecting the results of operations for the independent companies.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Schedule 14A Amendment.

“The ability to use pre-merger not operating losses of Anesiva…” page 29

21.	Please quantify the effect of losing the benefit of the Net Operating Losses.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Schedule 14A Amendment. The Company respectfully informs the Staff that after closing the merger, the Company will perform the necessary analysis of the impact of the merger on the net operating loss carryforwards and credit carryforwards and disclose such information in future filings.

Record Date and Voting Power, page 34

22.	We note that you have not included a place holder for the approximate number of record holders as of the record date. Please ensure that this information is updated to provide the number of record holders.

In response to the Staff’s comment, the Company has included the requested place holder on page 44 and will include the number of record holders in its definitive proxy filing.

Proposal No. 1: The Merger, page 37

Background of the Merger, page 37

23.	Please provide further description of the services provided by Montgomery Marshall Health Care Partners and discuss any role they played in identifying potential strategic alternatives for the Company after May 1, 2009. Disclose the fee paid or payable to Montgomery Marshall Health Care Partners and whether any portion of the fee is contingent on approval of the merger.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 52 of the Schedule 14A Amendment.

24.	We note that the Company’s representative engaged in a series of discussions and negotiations with representatives of Arcion. You should describe in greater detail the nature and substance of the deliberations conducted by the board at their meetings, including what conclusions were reached. The disclosure should provide shareholders with an understanding of how, when, and why the terms of the proposed transaction evolved during the course of discussions. For example, describe the following:

•	The specific terms of the bridge financing and possible merger discussed and negotiated at the meetings on May 15, 2009 and May 17, 2009 and the conclusions reached;

•	The specific items discussed at the June 15, 2009 and July 7-8 meeting in relation to the business combination of the two companies;

•	The terms and conditions of the draft definitive agreement negotiated at the June 22, 2009 and June 24, 2009 meetings; and

•	The terms and conditions discussed in the June 27, 2009 teleconference.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 through 52 of the Schedule 14A Amendment.

25.	We note that Anesiva’s business development team met and provided information to several interested potential partners and that MMHCP contacted approximately 30 parties regarding a potential transaction with Anesiva. Please revise your disclosure to provide the following information;

•	The criteria used to determine the parties that were contacted;

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Schedule 14A Amendment.

•	Whether any parties contacted Anesiva directly;

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Schedule 14A Amendment.

•	The terms of any firm offers received; and

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Schedule 14A Amendment to clarify that no firm offers were received.

•	If any firm offers were received, why the offers were not accepted.

In response to the Staff’s comment, the Company respectfully advises the Staff that no firm offers were received.

26.	Please describe the reasons why all strategic alternatives considered were ultimately rejected.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Schedule 14A Amendment to disclose the lack of strategic alternatives other than the merger with Arcion.

27.	Please describe the securities issued in the January Securities Agreement. Will these securities be redeemed in the reinvestment transaction?

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Schedule 14A Amendment.

28.	Disclose who represented Arcion in the negotiation between Arcion and the Special Committee.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Schedule 14A Amendment.

29.	Please explain when the reinvestment and the additional sale Anesiva securities were first proposed and which party proposed these transactions as conditions to the merger.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Schedule 14A Amendment.

30.	Describe the terms of Anesiva’s bridge loan with Arcion.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Schedule 14A Amendment.

31.	Please identify the legal advisors that Mr. Hamilton consulted with on May 15, 2009 in regards to the potential financing transactions and the impact of the potential merger. Please also identify this party as appropriate in the rest of your discussion.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Schedule 14A Amendment.

32.	Please identify the respective “consultants, accountants, and outside counsel” of Anesiva and Arcion that conducted the due diligence reviews of the companies from June 3, 2009 through August 4, 2009.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Schedule 14A Amendment.

33.	Please note that each presentation, discussion, or report held with or presented by an outside party that is materially related to the transaction is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please consider the need for additional disclosure in this regard and provide us with a copy of any such documents for our review. For example, we note on page 40, that you refer to “financial analyses” provided by Hempstead and “other related documents and the various presentations” considered by your special committee.

In response to the Staff’s comment, the Company has revised the language on page 52 to be more clear regarding what documents and presentations the special committee considered. In addition, please see the section entitled “Fairness Opinion Received by Anesiva” beginning on page 58 of the Schedule 14A Amendment for a detailed description of the fairness opinion and the financial analyses of Hempstead & Co., Inc. (“Hempstead”) in accordance with the requirements of Item 1015 of Regulation M-A. The fairness opinion issued by Hempstead is included in the proxy statement as Annex D. The voting agreement is discussed on page 90 of the Schedule 14A Amendment and the form of voting agreement is included in the proxy statement as Annex B. The registration rights agreement is discussed on page 91 of the Schedule 14A Amendment and is included in the proxy statement as Annex C. The reinvestment agreement is discussed on page 75 of the Schedule 14A Amendment and is included in the proxy as Annex E.

34.	Supplementally, please provide with us with any “board books” or similar materials furnished to the board regarding the analysis of your financial advisor.

In response to the Staff’s comment, the Company is confidentially providing the Staff the preliminary draft of the fairness opinion of Hempstead and the PowerPoint presentation prepared by Hempstead which were both sent to the board of directors of the Company and the special committee on July 29, 2009, in anticipation of the meetings of the board of directors and the special committee on July 30, 2009.

35.	We note the disclosure on page 48 that there is a pending offer for the Zingo assets. When was this offer made? To what extent was this offer discussed or considered during the merger negotiations, either between Anesiva and Arcion or by just Anesiva’s Board of Directors?

In response to the Staff’s comment, the Company has included disclosure regarding the receipt of the term sheets related to Zingo on pages 47 and 49 of the Schedule 14A

Amendment. Arcion was aware of the term sheets, including the terms thereof and negotiations related thereto, during the negotiations between Arcion and Anesiva of the non-binding letter of intent as well the merger agreement. The Company has not yet entered into definitive agreements in connection with the sale of the Zingo assets. The pending offer for the Zingo assets was discussed among the representatives of Anesiva and Arcion during the due diligence process.

Reasons for the Merger, page 41

36.	Please identify and quantify the significant potential synergies and cost savings of the combined company and explain how the combined company will be more securely capitalized.

In response to the Staff’s comment, the Company has revised the disclosure on pages Q- 1, 2 and 53 of the Schedule 14A Amendment.

37.	Please describe the Board’s view as to the potential for third parties to enter into strategic relationships with or acquire Anesiva on favorable terms.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 54 of the Schedule 14A Amendment.

38.	Did the Anesiva Board consider the definition excluding a material adverse effect in Arcion’s financial condition, business assets, or results of operations relating to its clinical trials from the definition of material adverse effect to be a negative consideration?

The Company respectfully advises the Staff that the special committee of the board of directors of the Company did not consider the exclusion of a material adverse effect on Arcion’s financial condition, business, assets or results of operations arising out of or relating to Arcion’s clinical trial results from the definition of a material adverse effect in the merger agreement to be a negative consideration because the data from the Phase 2b clinical trial of ARC-4558 for the treatment of painful neuropathy, Arcion’s only ongoing clinical trial, is not expected to be available until the first half of 2010. The special committee believed that the merger with Arcion would be consummated prior to availability of the data from such clinical trial and therefore the data would not affect the closing of the merger.

39.	Please provide additional description of the specific “historical and current information concerning Arcion” that served as positive factors in the Board’s determination to approve the merger. How did the uncertainty with regard to Arcion’s ability to continue as a going concern included in the report of the registered public accountant factor into the Board’s decision?

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Schedule 14A Amendment.

Fairness Opinion Received by Anesiva, page 47

40.	Please disclose any instructions given to in connection with the opinions and any limitations imposed on the scope of their investigations or tell us supplementally that no such instructions were given and no such limitations were imposed.

The Company advises the Staff that no instructions were given and no limitations were imposed on the scope of Hempstead’s fairness opinion.

41.	We note your disclosure that in arriving at its opinion, Hempstead assumed a reverse stock split ratio for your common stock of one-for-20 and a private placement of $10.0 million. However, your second proposal relates to a one-for-40 reverse stock split. In addition, the terms of your merger agreement refer only to a minimum sale of $20 million in capital stock as condition to closing, not a private placement of $10.0 million. Please provide an analysis as to whether these inconsistent assumptions impact the validity of the fairness opinion and whether you believe the opinion remains valid.

The Company respectfully advises the Staff that it believes that the inconsistent assumptions do not impact the validity of the fairness opinion. Any stock split, including a reverse stock split does not have an impact on the overall value of the total merger consideration or, specifically, on a shareholder’s pro-rata amount of the total merger consideration. Therefore, the stock split ratio change from one-for-20 to one-for-40 would not have an impact on the fairness opinion from Hempstead. With regards to a private placement of $20 million instead of a private placement of $10 million, in a transaction that is based upon the market value of the Company’s stock (as the Company anticipates the private placement will be), an increase in the amount of the private placement is not dilutive to the value of the total merger consideration because a private placement would lead to cash coming into the company, therefore increasing the value of the combined company and the total merger consideration. As a result, the Company believes that increasing the private placement to $20 million from $10 million would not dilute the value of the total merger consideration or adversely impact the fairness opinion of Hempstead. In addition, the Company believes that an increase in cash due to a larger private placement would reduce risk and increase the value of the combined company, which would enhance the opinion of fairness.

42.	Please disclose the total fee payable to Hempstead in return for providing the fairness opinion. In addition, please clarify whether Hempstead’s compensation is contingent upon the successful consummation of the merger agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Schedule 14A Amendment.

43.	We note that Hempstead “considered benchmarks developed via comparison to transactions involving the equity or assets of other companies.” Please describe the guideline companies, the respective transactions, and benchmarks developed and how Hempstead used this information to assess the fairness of the proposed transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 60 through 63 of the Schedule 14A Amendment. The Company also respectfully submits that as noted in the Schedule 14A Amendment on page 63 of the Schedule 14A Amendment, Hempstead did not utilize the data derived from an examination of mergers and acquisitions transactions in its valuation of Anesiva.

44.	The fairness advisor has made a number of significant assumptions, including the following:

•	FDA approval of all products the pipeline;

The Company respectfully advises the Staff that it has completed twelve Phase 2 and 3 trials in post-surgical, musculoskeletal, neuropathic pain, bunionectomy and total knee arthroplasty. The Company estimated that it will take approximately three years for it to complete a Phase 2 dose-validation study in total knee arthroplasty patients, conduct a supportive study in arthroscopic shoulder surgeries, and conduct a replacement Phase 3 study in the appropriate surgical model. The Company believes that the completion of these clinical trials will be one of the most significant contributing factors in preparing for an NDA filing with the FDA. The Company believes that these steps will be completed by 2012 in time to file an NDA in the same year. As a result, the Company expects to obtain FDA approval by 2013 based upon the typical estimated time for approval subsequent to NDA submission.

Based on the current clinical developments for Adlea and the estimated timeline to approval with the FDA, the Hempstead opinion, as stated on page D-10 of the Schedule 14A Amendment, accounted for the cumulative probability of FDA approval based on statistics compiled from various available studies (DiMassi 2001, Kola 2004, Avance) for drug development programs categorized in the “Arthritis/Pain” space. Based on the data presented in Valuation in Life Sciences by Borris Bogden and Ralph Villager, the cumulative probability of FDA approval for Adlea is approximately 70%.

•	Adlea peak sales of $380 million;

The Company respectfully advises the Staff that projected Adlea peak sales of $380 million were estimated using the total number of surgeries for procedures with significant post operative pain compiled from the 2006 Inpatient database, Thomson Healthcare, Kurtz S et al. Projections of primary and revision hip and knee arthroplasty in the United States from 2005 to 2030. JBJS 2007 Apr;89(4):780-5, which projected that the total number of surgeries would be approximately 1.9 million per annum. The Company also estimated that 8.7 million orthopedic surgeries have been performed in the United States (HCUP Fact Book No. 9, Ambulatory Surgery in US Hospitals, 2003). Based on these statistics, the Company’s assumption of a peak U.S. market penetration rate of 25% (based on an IMS Health Incorporated report) and an estimated unit price based upon comparable products in the marketing, the Company estimated that Adlea peak sales would be approximately $380 million.

•	Milestone payments to Anesiva totaling $50 million through 2012;

The Company respectfully advises the Staff that its assumptions on milestone payments was based on other deals within the pain therapeutic area and with products in a similar stage of development. Specifically, the Company looked at partnerships by and between AstraZeneca Biopharmaceuticals Inc. and Pozen Inc, Glaxo Group Limited and XenoPort, Inc., Pfizer Inc. and Adolor Corporation, Jannsen Pharmaceutica NV and Akela Pharma Inc., Alpharma Inc. and DURECT Corporation, Solvay Pharmaceuticals Inc. and Depomed, Inc., Therabel Pharma N.V. and Javelin Pharmaceuticals Inc., Astellas Pharma Europe Ltd. and NeurogesX, Inc., and Nycomed Inc. and DURECT. The total upfront and milestone payments for these collaborative partnerships range from approximately $45 million to $285 million. Under a partnership arrangement for Adlea, the Company projected the following terms: $15 million upfront upon execution of agreement, $10 million upon filing NDA and $25 million upon approval from FDA by 2013. Based upon the collaborative partnerships with products in a similar stage of development and within the pain therapeutic area, the Company believes the estimated upfront and milestone payments are reasonable.

•	Reimbursement of all Anesiva’s remaining research and development costs with respect to Adlea;

The Company respectfully advises the Staff that its assumptions on reimbursement of research and development costs with respect to Adlea were based on other deals within the pain therapeutic area and with products in a similar stage of development. The Company looked at partnerships by and between AstraZeneca and Pozen, Inc, Glaxo Group Limited and XenoPort, Pfizer and Adolor, Jannsen Pharmaceutica and Akela Pharma, Inc., Alpharma and DURECT, Solvay and Depomed, Astellas and NeurogesX and Nycomed and DURECT. These collaborative partnerships have reimbursement structures and milestone payments that allowed the Company to conclude that it is reasonable to expect full reimbursement of the remaining research and development costs. Specifically, in both the AstraZeneca and Pfizer partnerships, the development costs were shared solely by the respective parties. As noted above, the Company’s estimates for the upfront and milestones payments were at the lower end of the range assuming that potential partners would be more inclined to reimburse all research and development expenses for the Adlea program.

•	Initial launch of Adlea in 2013 and a royalty of 10% of Adlea product sales;

The Company respectfully advises the Staff that based upon the Company’s experience with its previous phase 2 and 3 studies, the Company estimated that it will take approximately three years for the Company to complete a Phase 2 dose-

validation study in total knee arthroplasty patients, conduct a supportive study in arthroscopic shoulder surgeries, and conduct a replacement Phase 3 study in an appropriate surgical model. The Company believes that the completion of these clinical trials will be the significant rate limiting factor in preparing for an NDA filing with the FDA. The Company believes that these steps will be completed by 2012 in time to file an NDA in the same year. As a result, the Company expects to obtain FDA approval by 2013 based upon typical estimated time for approval subsequent to NDA submission.

In addition, the Company’s assumption of a royalty of 10% was based on other deals within the pain therapeutic area and with products in a similar stage of development. Specifically, the Company used the collaborative partnerships by and between AstraZeneca and Pozen, Inc, Glaxo Group Limited and XenoPort, Pfizer and Adolor, Jannsen Pharmaceutica and Akela Pharma, Inc., Alpharma and DURECT, Solvay and Depomed, Therabel and Javelin, Astellas and NeurogesX and Nycomed and DURECT as benchmarks. The lowest amount of royalties for each of these respective collaborative partnerships was at or greater than 10%. As such, the Company believes that a royalty of 10% is reasonable and within the standard set by other collaborative agreements.

•	Peak sales expectations in the range of $400 million to $1.1 billion, with a base case of $800 million:

The Company respectfully advises the Staff that projected ARC-4558 peak sales expectations may be $1.1 billion, however for purposes of the analysis a base case of $800 million was estimated using the total number of prescriptions for neuropathic pain based on statistics compiled from the Datamonitor market report, entitled, “Pipeline and Commercial Insight: Neuropathic Pain,” published in June 2008, which projected that the total product sales would be approximately $7.0 billion per annum by the year 2016. Based on these statistics, the Company’s assumption of a peak U.S. market penetration rate of 25% and an estimated unit price based upon products currently on the market, Arcion estimated that ARC-4558 peak sales would be in the range of $400 million to $1.1 billion, with a base case of $800 million.

•	Estimated milestones $125 million:

The Company respectfully advises the Staff that Arcion’s assumptions on milestone payments was based on other deals within the pain therapeutic area and with products in a similar stage of development. Specifically, Arcion looked at partnerships by and between Alpharma and DURECT, Adolor and Pfizer, Icagen, Inc. and Pfizer, Alexa and Endo Pharmaceuticals, NeurogesX and Astellas, Glenmark Pharmaceuticals Ltd. and Eli Lilly and Company, Grunenthal and Endo Pharmaceuticals, Depomed and Solvay, Amgen Inc. and Ortho-McNeil-Janssen Pharmaceuticals, Inc., and GW Pharmaceuticals plc and Otsuka Pharmaceutical Co. Ltd. The total upfront and milestone payments for these collaborative partnerships range from approximately $42 million to $435 million. Under a partnership arrangement for ARC-4558, Arcion projected the following terms: $20 million upfront upon execution of an agreement and $105 million upon achievement of development milestones. Based upon the collaborative partnerships with products in a similar stage of development and within the pain therapeutic area, Arcion believes the estimated upfront and milestone payments are reasonable.

•	Reimbursement for Arcion’s research and development expense, and

The Company respectfully advises the Staff that its assumptions of reimbursement for Arcion’s research and development expenses was based on other deals within the pain therapeutic area and with products in a similar stage of development. Arcion looked at partnerships by and between Alpharma and DURECT, Adolor and Pfizer, Icagen and Pfizer, Alexa and Endo Pharmaceuticals, NeurogesX and Astellas, Glenmark and Lilly, Grunenthal and Endo Pharmaceuticals, Depomed and Solvay, Amgen and Ortho-McNeil-Janssen Pharmaceuticals, Inc. and GW Pharmaceuticals and Otsuka Pharmaceutical Co., Ltd. These collaborative partnerships have reimbursement structures and milestone payments that led Arcion to determine that it is reasonable to expect full reimbursement of the remaining research and development costs.

•	Estimated royalty of 20% on all product sales

The Company respectfully advises the Staff that Arcion’s assumption of a royalty of 20% was based on other deals within the pain therapeutic area and with products in a similar stage of development. To arrive at this estimate, Arcion referenced the findings of a Lehman Brothers report (dated as of July 2008) noting a royalty range of 18% to 26% for a Phase 3 drug candidate under a collaboration deal and a recent report issued by Recombinant Capital noting a royalty range of 14% to 20% for a Phase 2 candidate under a collaboration deal. As such, Arcion believes that a royalty of 20% is reasonable and within the standard set by other collaborative agreements.

Please explain the basis for determining that these assumptions are reasonable. We note your disclosure that some of the assumptions relating to Arcion’s revenues are based on an analysis of industry deal terms, and comparable collaboration agreements. Please identify the collaboration agreements and deals that you analyzed in determining these assumptions, explain how these were selected and how you determined that they were comparable. If you have received offers to collaborate on any of these product candidates, please provide additional information about the offers and the status of any negotiations.

The Company respectfully informs the Staff that neither Anesiva nor Arcion have received collaboration offers for either Adlea or ARC-4558, however Anesiva management believes that closing the merger with Arcion will provide the Company with at least $20 million in financing affording the Company an improved opportunity for a long-term collaboration deal with a potential partner.

In response to the Staff’s comment, the Company has also revised the disclosures on pages 63 through 66 of the Schedule 14A Amendment.

45.	Please explain how the probability of FDA approval factored into the evaluation of Anesiva and the combined company.

In response to the Staff’s comment, the Company notes that the probability of FDA approval was factored into Hempstead’s discounted cash flow analyses of Anesiva, Arcion and the combined company. As stated on page D-10, Hempstead accounted for the cumulative probability of FDA approval based on statistics compiled from various available studies (DiMassi 2001, Kola 2004, Avance) for drug development programs categorized in the “Arthritis/Pain” space. This data is presented in Valuation in Life Sciences by Borris Bogden and Ralph Villager which indicates a 78.1% success rate in Phase 3 clinical trials and an 89.1% FDA approval rate (assuming successful completion of the previous stage). The discounted cash flows models for Anesiva, Arcion and the combined company in Exhibits XII, XVI, and XVIII, respectively, utilize these probability assumptions relating to clinical trial success and FDA approval by multiplying the cumulative probability of success by each period’s respective cash inflow or outflow to account for the risk of failure at any point in the clinical development/approval process. As seen in footnote 5 of the discounted cash flows model for Arcion Therapeutics, Inc. in Exhibit XVI of Annex D, where possible, Hempstead also adjusted the general probabilities of FDA approval when particular individual circumstances warranted such adjustment (as stated in footnote 5, positive Phase II data contributed to a greater likelihood of advancement to Phase III and supported the upward adjustment of the Phase II probability by approximately 25% (to 65%)).

In further response to the Staff’s comment, the Company has revised the disclosures on pages 64 and 66 relating to the probability of success of clinical trials and FDA approval to explain how the probability of FDA approval factored into the evaluation of Anesiva, Arcion Therapeutics, Inc. and the combined company.

46.	Please consider a risk factor discussing the fact that your fairness opinion evaluated the value of each company and the combined company assuming FDA approval for 3 products currently in development and estimated revenues from product sales, royalty provisions and milestone provisions based on hypothetical collaboration agreements. If you do not believe risk factor disclosure is warranted, please explain the basis for your belief;

In response to the Staff’s comment, the Company has included an additional risk factor relating to the assumptions underlying the fairness opinion on page 28 of the Schedule 14A Amendment.

47.	We note your statement on page 51 that Arcion has multiple product candidates. Please revise to quantify the number of product candidates Arcion is currently developing.

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Schedule 14A Amendment.

48.	Please explain the term 505(b)(2) strategy, If the reference drug is subject to any patents or exclusivity protections, please consider risk factor disclosure or tell us why you believe risk factor disclosure is not appropriate.

In response to the Staff’s comment, the disclosure under “Analysis of Relative Fairness” on page 67 of the Schedule 14A Amendment has been revised to explain the term 505(b)(2) strategy. As explained in the disclosure, the referenced drug is no longer subject to patent protection and therefore additional risk factors are unnecessary.

Interest of Anesiva’s Executive Officers and Directors in the Merger, page, 53

49.	Please disclose the Anesiva’s officers’ and directors’ aggregate beneficial ownership, together with their affiliates, of the combined company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 26, 29, and 69 of the Schedule 14A Amendment.

50.	If accurate, please clarify that Dr. Arnold Oronsky’s ownership in the combined company includes the effect of the reinvestment transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages Q- 3, 8, 29, 30 and 69 of the Schedule 14A Amendment.

51.	Please revise to disclose Daniel Janney’s and Michael Powell’s beneficial ownership, together with their affiliates, of Anesiva the combined company giving effect to the reinvestment agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 29, 30 and 69 of the Schedule 14A Amendment.

52.	Please quantify the severance benefits assuming current salaries.

In response to the Staff’s comment, the Company has revised the disclosure on pages Q- 3, 9, 30 and 70 of the Schedule 14A Amendment.

Material Federal Income Tax Consequences page 55

53.	Please clarify that this is counsel’s opinion and identify counsel.

In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Schedule 14A Amendment.

54.	Please revise the disclosure clarify that this is a summary of the “material” tax consequences, rather than “certain” tax consequences.

In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Schedule 14A Amendment.

The Merger Agreement, page 57

55.	Where you refer to specific sections of your merger agreement, please provide a description of the sections to which you are referring. In particular, we note you reference to Section 7.2 (a) anal (b) on page 71 and Section 7.3(a) and (b) on page 71 and 72.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosures on page 88 of the Schedule 14A Amendment.

Reinvestment, page 59

56.	You disclose that on August 4, 2009 you entered into a reinvestment agreement with Arcion and the January Investors, contingent upon the consummation of the merger. Under the reinvestment agreement, immediately following the redemption of all of the outstanding securities held by the January Investors at a purchase price of 100% of the aggregate outstanding principal amount of and all accrued but unpaid returns on such securities, the January Investors will reinvest the proceeds of such redemption by purchasing unregistered shares of your common stock at a price per share of $0.30. Please revise your disclosure to clarify how you will redeem the outstanding securities held by the January Investors given your current liquidity position. It is unclear where you will get the cash to redeem these securities. If they will merely be converted into your common stock without the physical exchange of cash, please disclose this fact.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Schedule 14A Amendment.

Proposal 2 Amendment to Certificate of Incorporation to Effect a One-for-40 Reverse Stock Split of Anesiva, page 77

57.	Please revise page 70 to clarify whether you have any plans to issue any shares newly authorized as a result of the reverse stock split other than the shares that will be issued in the merger, the reinvestment and the $20 million offering of capital stock.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Schedule 14A Amendment.

Unaudited Pro Forma condensed Combined Financial Statements, page 115

58.	We noted that you did not give effect to the proposed one-or-40 reverse stock split described in proposal 2. As this reverse stock spilt will occur immediately prior to the merger, please provide supplemental disclosure that accounts for the effect of the proposed one-for-40 reverse stock spilt.

In response to the Staff’s comment, the Company has revised the disclosure on pages 133, 135 and 138 of the Schedule 14A Amendment.

Pro -Forma Condensed Combined Balance Sheet, page 117

59.	Please revise your pro forma balance sheet to include the non-recurring transaction costs identified in Note 3 as required by Rule 11-02(b)(6) of Regulation S-X. Otherwise, please explain to us how these costs are reflected in your pro forma balance sheet or why inclusion is not required.

In response to the Staff’s comment, the Company has revised the disclosure on pages 133, 135 and 138 of the Schedule 14A Amendment.

Pro Form Condensed Combined Statements of Operations, pages 118 and 119

60.	Please revise your pro forma statements of operations to present only your results of operations and earnings per share information from continuing operations as required by Rule 11-02(b)(5) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on pages 134 and 135 of the Schedule 14A Amendment.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements 1, Basis of Presentation, page 120

61.	You disclosed an estimated closing price of $0.20 per share on September 10, 2009 to determine the estimated fair value of the Anesiva shares in the preliminary purchase price allocation. It is unclear how you could determine a stock price for a future date. Please revise your disclosure to use the most recent stock price at the time of filing for determining the value of stock to be issued or advise us how your presentation is appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 133, 134, 135, 136 and 137 of the Schedule 14A Amendment to apply the actual stock closing price on September 10, 2009, of $0.26 per share.

62.	On page 48 you indicate your expectations to sell the Zingo assets for approximately $3.5 million in 2009. Please revise your disclosures to clarify how you included the Zingo tangible and intangible assets in your pro forma financial statements. Please see paragraph 33 of SFAS 141R.

In response to the Staff’s comment, the Company respectfully informs the Staff that the current negotiations to sell the Company’s Zingo assets are still in a preliminary stage with only a draft asset sale agreement and, as a result, the Company has not included the sale of the Zingo assets in its pro forma financial statements. At December 31, 2008, and June 30, 2009, tangible assets relating to the Zingo assets were classified as assets held-for-sale in accordance with FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

63.	Since the transaction is structured in such a manner that different results may occur, additional pro forma presentations should be made that give effect to the range of possible results. Since the purchase price is preliminary, please provide a sensitivity analysis for the range of possible outcomes based on percentage increases and decreases in the recent stock price.

In response to the Staff’s comment, the Company has revised the disclosure on page 136 of the Schedule 14A Amendment.

2. Pro Forma Adjustments , page 121

64.	With regards to your pro forma adjustment (a), please correct the apparent typographical error to properly identify Anesiva as the $2 million note purchaser from Arcion which you are eliminating for pro forma purposes.

In response to the Staff’s comment, the Company has made the requested correction on page 137 of the Schedule 14A Amendment.

65.	With regards to your pro forma adjustment (b), please revise your disclosure to address the following:.

a.	Clarify how you determined the $22,823 increase to other assets and APIC, the $405 decrease to other assets and the associated increase to accumulated deficit, and the $18,421 reduction to APIC.

In response to the Staff’s comment, the Company has revised the disclosure on pages 133 and 137 of the Schedule 14A Amendment. The Company also respectfully notes that the $18,421 reduction to APIC previously incorrectly referred to reference letter B of Note 2 to the unaudited pro forma condensed consolidated financial statements, but now properly refers to reference letter E of Note 2 to the unaudited pro forma condensed consolidated financial statements in the Schedule 14A Amendment.

b.	Disclose the material assumptions used to value the in-process technology intangible asset; including but not limited to:

•	the estimated costs of the efforts necessary to complete the project(s);

•	the anticipated completion date(s);

•	appraisal method used to value the project(s);

•	the period in which material net cash inflows from significant project(s) are expected to commence; and

•	the risk adjusted discount rate applied to the project’s cash flows,

In response to the Staff’s comment, the Company has revised the disclosure on page 137 and 138 of the Schedule 14A Amendment.

c.	Disclose how you intend to amortize the in-process technology and the patent intangible assets.

In response to the Staff’s comment, the Company has revised the disclosure on page 137 of the Schedule 14A Amendment.

Compensation Discussion and Analysis, page 122

Annual Cash Bonus, page 125

66.	We note your disclosure that no bonus payments were made to your NEOs based on 2008 performance. Please note that the specific corporate goals and milestones and respective individual objectives must be described and disclosed regardless of whether bonus compensation has been provided. Please revise your disclosure to include the following information in relation to your 2008 bonus plan:

•	A discussion of the specific corporate goals and milestones;

•	A discussion of the specific individual objectives for each of your NEOs, other than the CEO; and

•	A discussion of the level of achievement of the each objective and how the level of achievement impacts the actual bonus paid.

To the extent that the objectives are quantified, the discussion in your compensation discussion and analysis proxy statement should also be quantified.

In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Schedule 14A Amendment

67.	We note our statement on page 127 that “all equity awards were determined based on previously determined compensation committee guidelines and the analyses done by Radford.” Please describe the compensation committee guidelines and how they were used to determine the respective equity award that you describe.

In response to the Staff’s comment, the Company has revised the disclosure on pages 145 and 146 of the Schedule 14A Amendment.

Information Regarding Arcion’s Business, page 145

Intellectual Property, page 151

68.	Identify the 5 U.S. patents, 3 U.S. patent application, and 5 foreign patens that Arcion owns or has licensed, identify the products that are dependent on these products, and disclose the expiration date for each.

In response to the Staff’s comment, the Company has revised the disclosure on pages 170 and 171 of the Schedule 14A Amendment.

69.	Please describe the material terms of any license agreement into which Arcion has entered with regard its intellectual property. Please identify the licensor and include the following information, to the extent applicable:

•	the amounts paid to date;

•	the aggregate potential milestone payments

•	the percentage range of royalties;

•	term; and,

•	termination provisions.

In response to the Staff’s comment, the Company has revised the disclosure on page 172 of the Schedule 14A Amendment to state that Arcion does not presently license any material intellectual property.

Annex J

Anesiva, Inc.

Form 10-K for the year ended December 31, 2008

Design and Elements of our Compensation Program, page J-68,

70.	Please confirm that you will provide the following information in future filings;

•	A discussion of the specific corporate goals and milestones;

•	A discussion of the specific individual objectives for each of your NEOs; and

•	A discussion of the level of achievement of the each objective and how the level of achievement impacts the actual bonus paid.

To the extent that the objectives are quantified, the discussion in your compensation discussion and analysis proxy statement should also be quantified.

We respectfully advise the Staff that the Company confirms its understanding of the above filing requirements and that it will provide the information specified above in future filings.

10. License and Distribution Agreements, page J-111.

71.	With regards to your agreements with Medical Futures, Inc., Sigma-Tau Industries Farmaceutiche Riunite S.p.A, and Green vision Company, disclose if the upfront fees received are refundable and/or if a fee is due if the agreements are terminated. Please revise your disclosure to indicate why you have not apparently recognized the deferred revenue associated with the upfront fees when you discontinued Zingo manufacturing commercial operations or accrued any termination costs related to these arrangements.

In response to the Staff’s comment, the Company respectively advises the Staff that it had concluded that recognizing revenue on the upfront fees was dependent upon completing future obligations under the terms of the respective license and distribution agreements. Hence, the Company discontinued recognizing all contract revenues upon the discontinuance of the Zingo manufacturing and commercial operations and began the process of negotiating with Medical Futures, Inc., Sigma-Tau Industries Farmaceutiche Riunite S.p.A, and Green Vision Company to terminate the license and distribution agreements. As the Company did not complete its obligations under the respective contracts the prepaid amounts have been deferred. All revenue recognized prior to the discontinuance of Zingo manufacturing under these arrangements was immaterial to the financial statements. The Company does not believe there are, nor can it estimate at this time, any termination costs related to these arrangements beyond the upfront fees currently deferred as other accrued liabilities at December 31, 2008. The Company informs the Staff that it will in future filings reevaluate its estimates associated with termination of these arrangements and record adjustments as necessary.

Annex L

Anesiva Inc.

Form 10-Q for the quarterly period ended June 30, 2009

4. Leases and Commitments Legal

Proceedings. page L-16

72.	Your repeated statement “We are unable to predict the outcome of this litigation at this time” is vague. For each of your legal proceedings, except for the two derivative complaints, tell us why you believe the loss contingency is not probable and why no accrual is necessary under FASB 5. For example, with regards to the wage complaint filed by John Regan, you disclosed, that he was awarded $102,000 by the DLSE. Disclose the amount you have accrued in your financial statements or explain why you believe no accrual is necessary.

In response to the Staff’s comment, the Company respectfully informs the Staff that at June 30, 2009, it has accrued the claims relating to the following on-going legal matters in accordance with FASB 5 (which amounts are included in “Other accrued liabilities” on page L-3 of the Schedule 14A Amendment): 500 Plaza Drive Corporation, Eight Tower Bridge Development Associates, Coulter Pharmaceuticals, John Regan and GKD-USA. At June 30, 2009, the Company did not accrue amounts for the Maria Monshaw matter since it did not believe that Ms. Monshaw had a valid claim regarding the alleged services provided by her as a consultant nor could the Company predict the outcome of the litigation.

The Company believes that its financial statements will not be misleading without the disclosure of the specific accrual amounts for each on-going legal matter, instead the Company believes disclosure of these amounts would have serious adverse consequences for the Company’s litigation and negotiation strategies.

The Company respectfully advises the Staff that disclosing the specific amounts accrued for each of the Company’s legal proceedings would greatly weaken the Company’s ability to responsibly manage its litigation. Opposing litigants would be able to determine the amounts set aside for their respective cases which would seriously harm the Company’s litigation postures and negotiating positions. If these amounts are disclosed, they may be used as a starting point in settlement negotiations and the Company’s ability to settle its disputes on favorable terms for its stockholders would be greatly harmed.

Disclosing the specific amounts accrued would also substantially harm the Company’s litigation positions because the materials and analyses used to determine the accrual amounts would most likely be discoverable in the Company’s pending litigations. Although normally protected from discovery by the attorney-client and work product privilege, these specific accrual amounts would lose their privileged status if publicly disclosed in the Company’s filings with the Commission. Moreover, statements about the Company’s internal view of its litigation matters could be admissible into evidence as admissions, further weakening the Company’s litigation positions. Disclosing the specific amounts accrued for each of the Company’s litigation proceedings would thus seriously impair the Company’s negotiation and litigation strategies.

73.	Tell us what consideration was given to account for these loss contingencies under FAS 141R related to the merger.

In response to the Staff’s comment, the Company respectfully refers the Staff to the response to Comment 72 above regarding the accounting treatment regarding the on-going litigation at June 30, 2009 in accordance with FASB 5. In accordance with FAS 141R, the Company will evaluate any developments regarding the on-going litigation and will ensure that any required changes in the measurement of the pre-acquisition contingencies are recognized in ongoing results of operations. The Company respectfully advises the Staff that upon the close of the merger, the Company will ensure that all contractual contingencies are measured and recognized at their acquisition-date fair values. Noncontractual contingencies will be recognized at the acquisition-date fair values if it is more than likely than not the contingency meets the definition of a liability.

Annex M

Arcion Therapeutics, Inc.

Report of Independent Auditors. page M-2

74.	Please include a revised audit report that is signed manually and indicates the city and state where issued as required by Article 2-02(a) of Regulation S-X.

In response to the Staff’s comment, the Company has included a revised audit report on page M-3 of the Schedule 14A Amendment that is signed manually and indicates the city and state where issued as required by Article 2-02(a) of Regulation S-X.

2. Summary of Significant Accounting Policies

Stock-Based Compensation page M-9 and Stock Options, page M-10

75.	You disclose that you utilized a third-party valuation to estimate the fair value of your common stock in 2008. Although you disclose that options were granted in 2007, and not 2008, it appears from your cash flow statements that you do not begin reflecting stock-based compensation in our financial statements until 2008. Please address the following comments

a.	Please revise your disclosure to indicate why it is apparently appropriate to begin recording compensation expense related to 2007 option grants in 2008.

In response to the Staff’s comment, the Company has revised the disclosure on page M-10 of the Schedule 14A Amendment. Arcion granted 899,499 options on November 20, 2007 to employees and 25,000 options on December 7, 2007 to one director of the Company. Share-based compensation expense of $1,600 for the period ended December 31, 2007 was deemed immaterial for separate disclosure in the financial statements.

b.	Please revise your disclosure to explain why you apparently utilize a 2008 fair value estimate to value your options granted in 2007.

In response to the Staff’s comment, the Company has revised the disclosure on page M-11 of the Schedule 14A Amendment. The Company respectfully advises the Staff that Arcion’s board of directors considered the results of the application of the income and market approaches, consistent with the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation, and two common stock transactions that occurred in 2007 when determining the fair value of Arcion’s common stock in 2007. The board of directors of Arcion concluded that the fair value of Arcion’s common stock was $0.10 per share in 2007. Arcion used this fair value to estimate the grant-date fair value of each 2007 option grant.

c.	Please revise your disclosure to name the third-party valuation specialist you utilized to estimate the fair value of your common stock. Otherwise, please remove your reference to this valuation.

The Company respectfully advises the Staff that Arcion’s board of directors did not use a third-party valuation specialist but considered the results of the application of the income and market approaches, consistent with the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation.

6. Convertible Preferred Stock, page M-13

76.

You disclose that your Series A preferred Stock investors agreed to purchase additional shares a both the Second Closing and Third Closing at a price $1.00 per share. You also disclose that you accounted for the obligation/right to purchase these additional shares as a liability under SFAS 150. Please explain to us how this obligation/right qualifies for liability accounting under SFAS 150. In your response, please clarify whether the investors were obligated to participate in the Second and Third Closings. In this regard, you disclose on page M-14 that you incorporated the probability of the obligation/right being exercised in your estimate of its fair value.

The Company respectfully advises the Staff that SFAS 150 defines a freestanding financial instrument as “a financial instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.” The provision to purchase the second and third tranche of Series A Preferred Stock is separately exercisable from the first tranche and it is legally detachable, based on the conditions found in Section 5.2, “Transfer; Successors and Assigns” of the Series A Preferred Stock Purchase Agreement. This section allows the initial investors to assign its right/obligation to acquire the additional Series A Preferred Stock shares (tranche 2 and 3) to another party without requiring the investor to assign the initial shares acquired. Therefore, the second and third tranches are legally detachable and separately exercisable from the Series A Preferred Stock and qualify as a freestanding financial instrument.

As this right/obligation represents the right to acquire Series A Preferred Stock, it is within the scope of FASB Staff Position FAS150-5: Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable. Accordingly, the second and third tranche features must be recorded as a liability and carried at fair value at each reporting period.

In the event of a material adverse effect, as defined in the Series A Preferred Stock Purchase Agreement, the investors would have the ability to not exercise the Second or Third tranches. Therefore, the probability of such a material adverse effect occurring was considered in the valuation of each tranche.

* * * *

In addition, Anesiva acknowledges:

•	Anesiva is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Anesiva may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 843-5062 if you have any questions or would like any additional information.

Sincerely,

/s/ Matthew B. Hemington
Matthew B. Hemington

cc:	Michael L. Kranda, President and Chief Executive Officer, Anesiva, Inc.
John H. Tran, Vice President, Finance and Chief Accounting Officer, Anesiva, Inc.